UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-6523

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

Financial Statements and Report of

Independent Registered Public Accounting Firm

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

December 31, 2018 and 2017

All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Corporate Benefits Committee of

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The schedule of assets as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Morris Davis Chan & Tan LLP

We have served as the Plan’s auditor since 2009.

Charlotte, North Carolina

June 17, 2019

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2018 and 2017

	2018	2017
Assets
Investments, at fair value (Notes 2 and 5)	$9,239,667,477	$10,219,257,095
Plan interest in the Stable Value Master Trust, at contract value (Note 4)	1,421,738,027	1,381,503,792

Total investments	10,661,405,504	11,600,760,887
Accrued interest and dividends receivable	238,766	234,083
Employer contribution receivable	1,094,272	119,533,837
Participant contribution receivable	2,167,964	3,281,089
Participant notes receivable (Notes 1 and 2)	111,292,653	113,026,022
Other receivable	1,066,976	1,422,328

Total assets	10,777,266,135	11,838,258,246

Liabilities
Transfer due to The Bank of America 401(k) Plan (Note 10)	10,777,266,135	—
Other payable	—	6,940

Total liabilities	10,777,266,135	6,940

Net assets available for benefits	$—	$11,838,251,306

The accompanying notes are an integral part of these financial statements.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2018

Additions to net assets available for benefits attributed to:
Investment income (loss)
Net depreciation in fair value of investments	$(1,040,028,191)
Investment income from mutual funds	235,742,228
Interest and dividends	37,278,607

Total non-Master Trust investment loss	(767,007,356)
Plan interest in the Stable Value Master Trust investment income	30,908,214

Total investment loss	(736,099,142)

Contributions (Note 1)
Participant	284,726,356
Employer	132,956,157
Rollover	12,247,747

Total contributions	429,930,260

Interest income on participant notes receivable	5,267,708

Other income	4,227,367

Net decrease before deductions	(296,673,807)

Deductions from net assets available for benefits attributed to:
Transfers to The Bank of America 401(k) Plan (Note 10)	10,777,266,135
Benefits paid to plan participants	763,105,835
Trustee and administrative fees (Note 2)	1,205,529

Total deductions	11,541,577,499

Net decrease	(11,838,251,306)
Net assets available for benefits
Beginning of year	11,838,251,306

End of year	$—

The accompanying notes are an integral part of these financial statements.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

1.	Description of the Plan

The following description of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description and any supplements thereto for a more complete description of applicable Plan provisions.

Plan Sponsor

Bank of America Corporation (the Corporation) is the Plan Sponsor.

Plan Administrator

The Plan is administered by the Bank of America Corporation Corporate Benefits Committee (the Committee). The Compensation and Benefits Committee of the Corporation delegated to the Global Human Resources Executive of the Corporation the authority to select members of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder and to delegate responsibilities.

Plan Trustee

Bank of America, N.A. (BANA) is the Plan Trustee.

General

The Plan is a defined contribution plan for employees of the Corporation and participating subsidiaries. The portion of the Plan invested in Bank of America Corporation common stock (BAC common stock) is designated an Employee Stock Ownership Plan (ESOP). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective January 1, 2010, the Plan was closed to new participants, with certain exceptions. Eligible Corporation employees hired on or after January 1, 2010 participate in The Bank of America 401(k) Plan (BAC Plan) with certain exceptions.

The Plan has an automatic enrollment feature for newly-hired employees with a default elective deferral rate of 3% of covered compensation with automatic annual increases of 1% up to a ceiling of 5% subject to a 45-day opt-out election.

Participant Contributions

Each participant may elect to make pre-tax and Roth (after-tax) contributions to the Plan through payroll deductions from 1% to 75% of such participant’s eligible compensation (as defined in the Plan document) for each pay period. In accordance with federal law, 2018 annual pre-tax and/or Roth (after tax) contributions were limited to $18,500 for participants. Additional 2018 contributions of $6,000 were permitted for participants over age 50.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

1.	Description of the Plan (Continued)

Employer Contributions

All employees covered by the Plan are eligible to receive company matching contributions and an annual company contribution after completing 12 months of service. Any pre-tax and/or Roth (after-tax) contributions made prior to completing 12 months of service are not eligible for the company matching contribution. The company matching contribution is calculated and allocated to the participant’s account on a pay period basis beginning the first of the month after the participant earns 12 months of vesting service and is equal to the first 5% of plan-eligible compensation contributed by the participant for the pay period. The company matching contribution is made in cash and directed to the same investment choices as the pre-tax and/or Roth (after-tax) contributions. An end of year “true-up” matching contribution is also provided.

The Corporation also provides an annual company contribution equal to 2% (3% if participant has at least 10 years of vesting service) of the participant’s eligible compensation, subject to the Plan’s applicable compensation limit, beginning the first of the month after the participant earns 12 months of vesting service.

Effective January 1, 2018, the employee welcome contribution was no longer offered to newly-hired employees.

Employer contributions are made in the form of cash. After consideration of forfeitures, the actual cash remitted by the Corporation was $132,956,157 for 2018.

Withdrawals

Withdrawals during employment are permitted under certain circumstances. There are two types of withdrawals: hardship and non-hardship. A hardship withdrawal is available under limited circumstances, which the participant must document, and is paid in cash. Participants who take a financial hardship distribution are not permitted to make contributions during the 6-month period beginning on the date of such distribution.

A non-hardship withdrawal is available under certain circumstances, depending on the participant’s age, length of Plan participation, and/or type of account or sub-account involved. A non-hardship withdrawal is paid in cash or in-kind, except that active participants who are at least age 59 1⁄2 may elect to withdraw all, but not less than all, of their vested account balances held in BAC common stock. The payment options for non-hardship withdrawals, to the extent permitted by Plan provisions, are generally as follows: lump-sum distributions of cash and/or securities and transfer to an individual retirement account or other brokerage account.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

1.	Description of the Plan (Continued)

Payment of Benefits

Distributions of account balances may occur upon a participant’s death, disability, retirement or other separation from service. A participant or a beneficiary may receive distributions in a lump-sum distribution of cash and/or securities or transfer to an individual retirement account or other brokerage account. In the event of a disability or for a participant who meets the Rule of 60, a participant may also opt to receive a withdrawal in the form of a single lump sum or in quarterly or annual installments for up to 15 years.

Vesting of Benefits

Each participant is 100% vested in the participant’s pre-tax, Roth (after-tax) and rollover contributions to the Plan and company matching and welcome contributions as well as earnings thereon.

Effective July 1, 2012, inactive participants became vested in company matching contributions and earnings thereon based on completed Years of Service: 1 Year of Service - 20% vested; 2 Years of Service - 40% vested; 3 Years of Service - 60% vested; 4 Years of Service - 80% vested; and 5 Years of Service - 100% vested. In the event of re-employment of a participant with unvested company matching contributions within 7 years of termination of employment, the participant shall become 100% vested in their company matching contributions. Participants are 100% vested in the dividends paid on BAC common stock held in their account regardless of their years of service.

The annual company contribution, including earnings thereon, is fully vested after completion of 36 months of vesting service (with accelerated vesting upon the attainment of normal retirement age or in the event of retirement, severance, divestiture or death) and is forfeited if a participant terminates employment prior to completing such vesting service requirement.

Participant Accounts

Each participant’s account is credited with the allocation of the participant’s pre-tax, Roth (after-tax), rollover, company matching, annual company and welcome contributions. Earnings for all funds are allocated to a participant’s account on a daily basis based on the participant’s account balance in relation to the total fund balance. Participants may elect to have the dividends earned on the Corporation’s stock allocated to their accounts paid directly to them in cash or reinvested in the Plan. Interest on participant notes receivable is credited to the accounts of the participant making the payment.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

1.	Description of the Plan (Continued)

Participant Notes Receivable

Generally, active participants in the Plan are eligible for loans from the Plan. A maximum of two outstanding loans is permitted at any time. Interest rates on loans are generally calculated based on the prime rate as published by Reuters on the last business day of the month prior to the month the loan was obtained. Interest rates on the loans are fixed. General purpose loans have a term of 1 to 5 years and principal residence loans have a term of 1 to 15 years. The maximum loan amount that may be obtained is the lesser of (a) 50% of the participant’s vested account balance reduced by any outstanding loan balance or (b) $50,000 reduced by the highest outstanding balance of loans under the Plan and under any tax-qualified plans maintained by affiliates during the 12-month period ending on the day before the loan was made.

Each loan bears an interest rate equal to the prime rate plus 1% and is fixed for the life of the loan. Interest rates ranged from 3.25% to 9.50% for loans held by the Plan as of December 31, 2018 and 2017.

Investment Alternatives

The Plan provides participants with a total of 31 investment alternatives as of December 31, 2018. Investment alternatives include 8 mutual funds, 21 collective investment funds (including 10 LifePath Index funds), a Stable Value Fund and the Bank of America Corporation Common Stock Fund (invests primarily in the Corporation’s common stock).

Participants may elect to modify existing investment allocations on a periodic basis subject to the provisions of the Plan.

2.	Summary of Significant Accounting Policies

Accounting Pronouncement Adopted

In February 2017, Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2017-06, Plan Accounting—Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (A Consensus of the Emerging Issues Task Force). ASU 2017-06 amended the presentation and disclosure requirements relating to master trusts in accordance with the U.S. generally accepted accounting principles. The amendments are effective for all plan years beginning after December 15, 2018 and are to be applied retrospectively. The Plan’s financial statements are presented to conform to the requirements of ASU 2017-06.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

2.	Summary of Significant Accounting Policies (Continued)

Significant accounting policies of the Plan are summarized below:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Revenues are recognized as earned. Benefits paid to plan participants are recorded when paid. All other expenses are recorded as incurred.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 5: Fair Value Measurements).

Benefit responsive investment contracts held in the Stable Value Master Trust (Master Trust) are stated at contract value (which represents contributions made under the contract, plus interest less withdrawals and administration expenses) on the Statements of Net Assets Available for Benefits (see Note 4: Interest in the Stable Value Master Trust). Contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Realized gains (losses) on investment transactions are recorded as the difference between proceeds received and cost. Cost is determined on the average cost basis. Net appreciation (depreciation) in fair value of investments includes the reversal of previously recognized appreciation (depreciation) related to investments sold during the period. Investment securities purchased and sold are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Participant Notes Receivable

Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes receivable are reclassified as distributions based upon the terms of the Plan document.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

2.	Summary of Significant Accounting Policies (Continued)

Plan Expenses

Plan expenses, to the extent not paid by the Plan, are paid by the Corporation. Certain expenses are borne by participants based on their investment selections.

Reclassification

Certain amounts in the prior year notes to financial statements were reclassified to conform to the current year presentation.

3.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

4.	Interest in the Stable Value Master Trust

A portion of the Plan’s investments is in the Master Trust. The Master Trust provides a single collective investment vehicle for the Stable Value Fund investment option of the Plan, the BAC Plan and The Bank of America Transferred Savings Account Plan (collectively known as Participating Plans).

The assets of the Master Trust are held by BANA, as Trustee, and the portfolio is managed by an unaffiliated investment advisor, BNY Mellon Asset Management North America (BNY Mellon). BNY Mellon was formed on January 31, 2018 with Standish Mellon Asset Management combining with the Boston Company Asset Management and Mellon Capital Management. Each Participating Plan owns an undivided interest in the Master Trust.

The terms of the underlying investment contracts in the Stable Value Fund are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit-related requests for payment.

The value of the Plan’s interest in the Master Trust is based on the beginning value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

4.	Interest in the Stable Value Master Trust (Continued)

The following tables present the Master Trust net assets and the Plan interest in the Master Trust net assets at contract value as of December 31, 2018 and 2017:

	Net Assets as of December 31, 2018
	Master Trust	Plan Interest in Master Trust
Short-term investment funds	$294,928,846	$84,468,740
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	498,681,789	142,824,357
Constant duration synthetic guaranteed investment contracts	3,642,819,392	1,043,317,300
Insurance company separate account guaranteed investment contracts	527,993,191	151,219,254

	4,964,423,218	1,421,829,651
Accrued expenses	(319,916)	(91,624)

Net assets	$4,964,103,302	$1,421,738,027

	Net Assets as of December 31, 2017
	Master Trust	Plan Interest in Master Trust
Short-term investment funds	$177,464,252	$51,560,244
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	504,400,275	146,547,831
Constant duration synthetic guaranteed investment contracts	3,557,796,841	1,033,677,885
Insurance company separate account guaranteed investment contracts	515,628,562	149,810,083

	4,755,289,930	1,381,596,043
Accrued expenses	(317,516)	(92,251)

Net assets	$4,754,972,414	$1,381,503,792

The following table presents net investment income for the Master Trust for the year ended December 31, 2018:

Interest	$109,861,217
Other income	1,693

Net investment income	109,862,910
Net transfers	100,530,175
Investment management and other expenses	(1,262,197)

Increase in net assets	209,130,888
Net assets:
Beginning of year	4,754,972,414

End of year	$4,964,103,302

Plan interest in the Stable Value Master Trust investment income	$30,908,214

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

4.	Interest in the Stable Value Master Trust (Continued)

The Stable Value Fund generally consists of short-term investment funds and guaranteed investment contracts (GICs). The corresponding valuation methodologies are as follows:

Short-Term Investment Funds

Short-term investment funds represent the Stable Value Fund’s cash balance which is valued at amortized cost.

Fixed Maturity Synthetic Guaranteed Investment Contracts

Fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the Participating Plans and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the assets and assures that benefit responsive payments will be made at book value for participant directed withdrawals. Generally, fixed maturity synthetic GICs are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased.

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities owned by the Participating Plans and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration and assures that benefit responsive payments will be made at book value for participant directed withdrawals. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is funded.

Insurance Company Separate Account Guaranteed Investment Contracts

Insurance company separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC’s return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

It is probable that withdrawals and transfers resulting from the following events will limit the ability of the fund to transact at book or contract value. Instead, market value will likely be used in determining the payouts to the participants:

•	Employer-initiated events – events within the control of the plan or the plan sponsor which would have a material and adverse impact on the fund;

•	Employer communications designed to induce participants to transfer from the fund;

•	Competing fund transfer or violation of equity wash or equivalent rules in place; and

•	Changes of qualification status of the plan.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

4.	Interest in the Stable Value Master Trust (Continued)

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of employer or plan changes, if there is a breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. Issuers may also make payment at a value other than book when withdrawals are caused by certain employer-initiated events.

All contracts are benefit responsive unless otherwise noted.

5.	Fair Value Measurements

Accounting Standards Codification (ASC) 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

5.	Fair Value Measurements (Continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

•	Money market funds are valued at cost, which approximates fair value.

•	Mutual funds are valued at the net asset value of shares held by the Plan at year end.

•

Collective investment funds are stated at fair value as determined by the issuers based on the unit values of the funds. Unit values are determined by dividing the funds’ net assets, which represent the unadjusted prices in active markets of the underlying investments, by the number of units outstanding at the valuation date.

•	Common stocks are valued at the closing price reported on the active market on which the securities are traded.

There have been no changes in the methodologies used as of December 31, 2018 and 2017.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s non-Master Trust investments at fair value as of December 31, 2018 and 2017:

	Investments at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Money market funds	$35,591,162	$—	$—	$35,591,162
Mutual funds	3,612,513,184	—	—	3,612,513,184
Collective investment funds	—	3,923,951,906	—	3,923,951,906
Common stock	1,667,611,225	—	—	1,667,611,225

Total non-Master Trust investments	$5,315,715,571	$3,923,951,906	$—	$9,239,667,477

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

5.	Fair Value Measurements (Continued)

	Investments at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Money market funds	$48,024,579	$—	$—	$48,024,579
Mutual funds	3,873,375,727	—	—	3,873,375,727
Collective investment funds	—	4,304,540,014	—	4,304,540,014
Common stock	1,993,316,775	—	—	1,993,316,775

Total non-Master Trust investments	$5,914,717,081	$4,304,540,014	$—	$10,219,257,095

Transfers Between Levels

The Plan recognizes any transfers between levels in the fair value hierarchy as of the end of the reporting period. There were no transfers between levels for the year ended December 31, 2018.

6.	Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminates, the total amounts credited to the accounts of each participant become fully vested and no further allocations shall be made.

7.	Related Party Transactions

As of December 31, 2018 and 2017, the Plan held investments in BAC common stock totaling $1,667,611,225 and $1,993,316,775, respectively. The Plan earned dividends thereon of $36,526,139 during the year ended December 31, 2018.

Merrill Lynch, Pierce, Fenner and Smith, Inc. (MLPFS), a subsidiary of the Corporation, performs administrative services for the Plan. The Plan paid direct expenses to MLPFS totaling $3,635,788 for the year ended December 31, 2018.

The Plan paid direct expenses to BANA totaling $216,527 during 2018.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

8.	Reconciliation to Form 5500

The following is a reconciliation of total income per the financial statements to the Form 5500 for the year ended December 31, 2018:

Total Plan interest in the Stable Value Master Trust investment income per the financial statements	$30,908,214
Adjustment from contract value to fair value for fully benefit-responsive investment contracts
End of year	—
Beginning of year	2,404,576

Total Plan interest in the Stable Value Master Trust investment income per Form 5500	$33,312,790

The following is a reconciliation of benefits paid to plan participants per the financial statements to the Form 5500 for the year ended December 31, 2018:

Benefits paid to plan participants per the financial statements	$763,105,835
Add: Benefit obligations payable at end of year	—
Less: Benefit obligations payable at beginning of year	(1,571,067)

Benefits paid to plan participants per Form 5500	$761,534,768

Benefit obligations payable and related benefits paid are recorded on Form 5500 for those claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. For financial statement purposes, such amounts are not recorded until paid.

9.	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Corporation by letter dated April 8, 2015 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving this determination letter.

Currently, the 2014 to 2017 plan years are under a periodic review by the U.S. Department of Labor. The Plan administrator expects that no issues will be identified as a result of the review. Additionally, the Plan administrator believes that the Plan, as amended, is being operated in compliance with the applicable requirements of the IRC and, therefore, is qualified and the related trust is tax exempt.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

9.	Federal Income Tax Status (Continued)

Under present federal income tax laws, a participating employee will not be subject to federal income taxes on the contributions by the employer, or on the interest, dividends or profits on the sale of investments received by the trustee, until the participating employee’s account is distributed.

10.	Plan Merger

Effective December 31, 2018, the Plan was merged into the BAC Plan. Total assets transferred to the BAC Plan as of December 31, 2018 were $10,777,266,135.

11.	Subsequent Events

In preparing the Plan’s financial statements, subsequent events and transactions have been evaluated for potential recognition. Plan management determined that there are no subsequent events or transactions that require disclosure to or adjustment in the financial statements except as disclosed below:

•	Effective January 1, 2019, the Plan administrator amended and restated the Plan document of the BAC Plan to reflect the merger of the Plan with and into the BAC Plan.

•	On January 2, 2019, the BNY Mellon Asset Management North America Corporation was renamed Mellon Investment Corporation.

Merrill Lynch & Co. Inc. 401(k) Savings & Investment Plan

EIN 56-0906609 Plan No. 011

Schedule H, Line 4i - Schedule of Assets

December 31, 2018

( a )	( b )	( c )		( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares/Units	Current Value
	Money market funds
	FIDELITY	GOVERNMENT PORTFOLIO, INSTITUTIONAL CLASS	35,591,162	$35,591,162

	Total money market funds			35,591,162

	Mutual funds
	BLACKROCK	GLOBAL ALLOCATION FUND CLASS I SHARES	54,762,099	952,860,530
	DODGE & COX	STOCK FUND	5,869,082	1,014,236,137
	NORTHERN	GLOBAL SUSTAINABILITY INDEX FUND	507,077	6,318,178
	PIMCO	ALL ASSET FUND INSTITUTIONAL SHARES	18,138,618	198,617,872
	PIMCO	TOTAL RETURN FUND INSTITUTIONAL SHARES	23,318,556	231,553,260
	T ROWE PRICE	INSTITUTIONAL LARGE CAP GROWTH FUND	24,938,507	890,304,701
	VANGUARD	INFLATION PROTECTED SECURITIES FUND INSTITUTIONAL SHARES	9,585,679	95,569,224
	WESTERN ASSET	CORE BOND PORTFOLIO FUND INSTITUTIONAL CLASS I SHARES	18,238,208	223,053,282

	Total mutual funds			3,612,513,184

	Collective investment funds
	BLACKROCK	EQUITY DIVIDEND FUND	29,500,043	550,199,407
	BLACKROCK	LIFEPATH INDEX 2020 FUND O CLASS	1,536,997	22,505,543
	BLACKROCK	LIFEPATH INDEX 2025 FUND O CLASS	2,488,420	38,012,858
	BLACKROCK	LIFEPATH INDEX 2030 FUND O CLASS	2,272,228	36,044,468
	BLACKROCK	LIFEPATH INDEX 2035 FUND O CLASS	2,206,006	36,226,462
	BLACKROCK	LIFEPATH INDEX 2040 FUND O CLASS	1,764,840	29,832,510
	BLACKROCK	LIFEPATH INDEX 2045 FUND O CLASS	1,155,647	19,994,411
	BLACKROCK	LIFEPATH INDEX 2050 FUND O CLASS	840,658	14,802,254
	BLACKROCK	LIFEPATH INDEX 2055 FUND O CLASS	699,852	12,742,323
	BLACKROCK	LIFEPATH INDEX 2060 FUND O CLASS	547,809	6,490,490
	BLACKROCK	LIFEPATH INDEX RETIREMENT FUND O CLASS	820,320	11,219,186
	BLACKROCK	US FUNDAMENTAL LARGE CAP GROWTH FUND	16,572,279	358,363,925
	FIAM	SMALL/MID CORE FUND II	20,737,947	377,223,249
	HAND BENEFITS & TRUST	QS US SMALL CAP EQUITY COLLECTIVE INVESTMENT FUND	31,416,293	272,693,420
	MFS	INTERNATIONAL GROWTH FUND	24,375,155	357,583,517
	STATE STREET	REAL ASSET NL FUND C CLASS	3,426,213	38,041,238
	VANGUARD	INSTITUTIONAL 500 INDEX TRUST	9,175,468	931,860,577
	VANGUARD	INSTITUTIONAL EXTENDED MARKET INDEX TRUST	3,284,954	309,344,159
	VANGUARD	INSTITUTIONAL TOTAL BOND MARKET INDEX TRUST	1,012,485	101,643,415
	VANGUARD	INSTITUTIONAL TOTAL INTERNATIONAL STOCK MARKET	2,496,700	224,203,625
	WILMINGTON TRUST, N.A.	TEMPLETON INTERNATIONAL EQUITY COLLECTIVE INVESTMENT TRUST	19,787,881	174,924,869

	Total collective investment funds			3,923,951,906

	Common stock
*	BANK OF AMERICA CORPORATION	COMMON STOCK	67,679,027	1,667,611,225

	Total common stock			1,667,611,225

	Total non-Master Trust investments			$9,239,667,477

*	Participant loans	INTEREST RATES RANGING FROM 3.25% TO 9.50%		$111,292,653

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Date: June 20, 2019	/s/ CHERYL LYNN H. COOPER

Senior Vice President Retirement Service Delivery Manager Bank of America Corporation

Exhibit Index

Exhibit No.	Description

23.1	Consent of Morris Davis Chan & Tan LLP, Independent Registered Public Accounting Firm.